

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Matthew E. Fernand
Chief Legal Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, New York 10010

> **Re: Seritage Growth Properties**
> **Registration Statement on Form S-3**
> **Filed November 30, 2021**
> **File No. 333-261418**

Dear Mr. Fernand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua Wechsler